







UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8- 69057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/012018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Piedmont Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 S. Main Street, Suite 201
(No. and Street)

Davidson	NC	28036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory F. Fawcett, II 704-990-2380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

JENNIFER R BALDWIN
NOTARY PUBLIC
REG. #7332105
MY COMMISSION EXPIRES 05/31/2022
COMMONWEALTH OF VIRGINIA

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Gregory F. Fawcett, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Piedmont Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER R BALDWIN
NOTARY PUBLIC
REG. #7332105
MY COMMISSION EXPIRES 05/31/2022
COMMONWEALTH OF VIRGINIA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE PERIOD ENDED
DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents



To the Members of
Piedmont Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Piedmont Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Piedmont Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Piedmont Securities, LLC's management. Our responsibility is to express an opinion on Piedmont Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Piedmont Securities, LLC's financial statements. The supplemental information is the responsibility of Piedmont Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	92,382
Prepaid Expenses		9,433
Total current assets		101,815
FIXED ASSETS		27,105
Less: accumulated depreciation		(23,618)
Fixed assets, net		3,487
TOTAL ASSETS	$	105,302

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	907
Due To Related Party	$	1,619
Payroll Taxes Payable		61,913
Total current liabilites		64,439
MEMBER'S EQUITY		40,863
TOTAL LIABILITIES AND EQUITY	$	105,302

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
DECEMBER 31, 2018

FEE REVENUE	$ 513,775
OPERATING EXPENSES	
Compensation and benefits	471,986
Computer and technology	6,467
Depreciation	275
Dues and subscriptions	28,269
Interest expense	1,468
Legal and professional fees	33,589
Meals	7,163
Regulatory and compliance fees	14,830
Rent	13,260
Subcontracted services	24,000
Taxes and licenses	863
Telecommunications	7,214
Travel & Meals	38,173
Other operating expenses	11,235
Total expenses	658,792
Net ordinary income (loss)	(145,017)
Other Income	
Dividend Income	744
Gain on Sale of Securities	2,114
Total other income	2,858
NET INCOME (LOSS)	$ (142,159)

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2018

MEMBER'S EQUITY - DECEMBER 31, 2017	128,822
Net income (loss)	(142,159)
Member's contributions	54,200
MEMBER'S EQUITY - DECEMBER 31, 2018	$ 40,863

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
DECEMBER 31, 2018

OPERATING ACTIVITIES

Net income (loss)	$	(142,159)
Adjustments to reconcile net income to net cash used in operating activities		
Decrease in accounts receivable		58,139
Increase in prepaid expenses		(887)
Decrease in accounts payable		(146,148)
Increase in payroll taxes payable		47,968
Depreciation Expense		275
Net cash used in operating activities		(182,812)

INVESTING ACTIVITIES

Proceeds from Sale of Investments	52,625
Net cash used in investing activities	52,625

FINANCING ACTIVITIES

Member's contributions	54,200
Net cash provided by financing activities	54,200

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(75,987)
CASH AT BEGINNING OF PERIOD		168,369
CASH AT END OF PERIOD	$	92,382

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2018

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Piedmont Securities LLC (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on December 3, 2012. The Company is an independent advisory firm focused on providing municipal financial advisory services and merger and acquisition advisory services.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end. Services within the scope of ASC 606 include investment banking M&A advisory fees.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources with the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Banking, Merger and Acquisition (M&A) Services

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fees, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation, and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed on the same basis that the Company uses for its tax returns. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to thirty nine years. The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed from balance sheet and any gain or loss is included in the results of operations.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $27,943, which is $22,943 in excess of the minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 230.61%.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2018

4. COMMITMENTS AND CONTINGENCIES

The Company has an obligation for its office under an operating lease effective May 1, 2018 with a term of 12 months ending on April 30, 2019. The future commitment is as follows:

    2019 $13,920

5. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 27, 2019, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

6. CONCENTRATIONS

The top one client represents 78% of revenue.

PIEDMONT SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

	SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 40,863
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Prepaid expenses	9,433
Fixed assets, net	3,487
NET CAPITAL	$ 27,943
AGGREGATE INDEBTEDNESS	
Current Liabilities	64,439
Total aggregate indebtedness	$ 64,439
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 22,943
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 21,499
Percentage of aggregate indebtedness to net capital	230.61%

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2018.

The accompanying notes are an integral part of these financial statements.

PIEDMONT SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2018

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Piedmont Securities LLC

We have reviewed management's statements, included in Piedmont Securities LLC's Annual Exemption Report, in which (1) Piedmont Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Piedmont Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Piedmont Securities LLC stated that Piedmont Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Piedmont Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Piedmont Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 27, 2019

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

PIEDMONT SECURITIES LLC
EXEMPTION REPORT

Year Ended December 31, 2018

We, as members of management of Piedmont Securities LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).

2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Piedmont Securities LLC

Gregory F. Fawcett, II

February 27, 2019

_____

Gregory F. Fawcett, II   **Date**
Principal

13